May 5, 2025

Theresa Condor
Chief Executive Officer
Spire Global, Inc.
8000 Towers Crescent Drive
Suite 1100
Vienna, Virginia 22182

       Re: Spire Global, Inc.
           Registration Statement on Form S-1
           Filed April 28, 2025
           File No. 333-286800
Dear Theresa Condor:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Griffin D. Foster